NEWS RELEASE 06-33	September 19, 2006

FRONTEER CONTINUES TO EXPAND NEW HIGH GRADE GOLD ZONE AT KIRAZLI,
NORTHWESTERN TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce that Teck Cominco's Turkish subsidiary, as operator, has reported to Fronteer another new high-grade gold intersection at Kirazli (KD-54), which returned 1.40 grams per tonne gold over 115.5 metres. This intersection is located outside the current resource area and confirms the potential to add significant ounces to Kirazli's current resource base of 244,000 Indicated ounces and 563,000 inferred ounces of gold. (see below).

Drill hole KD-54 tested a zone of outcropping gold mineralization located approximately 350 metres south of the central portion of the current resource area. This hole intersected three mineralized intervals of greater than 1 gram per tonne gold over an aggregate length of 160.8 metres. KD-54 returned the following results:

  1.40 grams per tonne gold over 115.5 metres including 2.16 grams per tonne gold over 37.5 metres and including 8.63 grams per tonne gold over 3.0 metres.

  1.45 grams per tonne gold over 39.0 metres including 1.96 grams per tonne gold over 18.5 metres.

This new zone is located 80 metres from previously announced Hole KD-48 which intersected:

  2.86 grams per tonne gold and 144.2 grams per tonne silver over 21.0 metres.

Together, these two holes now form a growing mineralized zone that is open for expansion to the west, east and south.

“These results clearly indicate the potential to expand the gold resources at Kirazli,” says Dr. Rick Valenta, VP Exploration and COO for Fronteer. “We are eager to receive additional drill results from holes in the vicinity to determine the extent of the new mineralization.”

Hole ID	From	To	Au g/T	Interval (m)
KD-54	8.2	14.0	1.08	5.8
and	46.5	85.5	1.45	39.0
including	66.2	84.7	1.96	18.5
and	118.0	233.5	1.40	115.5
including	161.5	199.0	2.16	37.5
including	161.5	164.5	8.63	3.0

The orientation of mineralized zones is near horizontal and true widths are approximately 90 percent of those stated.

For a drill hole location map of the Kirazli area, please use the following link: http://www.fronteergroup.com/i/IR/Kirazli06-33.jpg

KIRAZLI RESOURCE BASE

Currently, the Kirazli Project consists of a substantial resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli is as follows:

	Indicated					Inferred
				Indicated	Indicated				Inferred	Inferred
	tonnes	Au	Ag	Au oz	Ag oz	tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulfide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

Teck Cominco Limited's Turkish subsidiary (Teck Cominco Arama ve Madencilik y Sanayii A.S.) ("TCAM") has recently elected to exercise its right to earn a 60% interest in both the Agi Dagi and Kirazli projects, currently owned 100% by Fronteer. Before April 30th, 2007, TCAM is required to spend US$5.0 million at Agi Dagi and US$2.5 million at Kirazli. These expenditures will significantly advance both projects towards development and are anticipated to increase the size of both deposits.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately $27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 48% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately $640 million. Fronteer has a strong balance sheet with approximately $43 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.